Filed by TG Venture Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-41000

Subject Company: The Flexi Group Limited

In connection with the previously announced business combination between TG Venture Acquisition Corp. (“TGVC”) and The Flexi Group Limited (“Flexi”), the following press release was released on December 5, 2022. Copies of the press release and social media posts related to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

I.	Press Release

One of APAC’s Largest Operator of Flexible Workspaces, The Flexi Group, To Go Public

Through Merger with Tsangs Group’s TG Venture Acquisition Corp.

The Flexi Group manages 45 locations in 12 cities and 9 countries in Asia and Australia under regionally-recognized brands the Hive, Common Ground and The Cluster. Combination values The Flexi Group at an implied pro forma enterprise value of $205 million

New York, NY, December 5, 2022 – The Flexi Group Holdings Ltd. (“The Flexi Group”), the largest flexible workspace operator in Asia, and TG Venture Acquisition Corp. (Nasdaq: TGVC and
TGVCW) (“TGVC”), a special purpose acquisition company sponsored by Tsangs Group, announced today that they have entered into a definitive business combination agreement that will result in The Flexi Group becoming a publicly traded company upon closing.

The transaction is expected to be completed in the second quarter of 2023, subject to regulatory approvals and other customary closing conditions. After closing, The Flexi Group’s ordinary shares are expected to trade on the Nasdaq Stock Market LLC under ticker symbol FLXG.

Unified in 2022 following a merger of three leading brands, The Flexi Group has a combined 25 years of experience designing, building and operating flexible workspaces in Asia and Australia. They are one of the region’s largest flexible workspace operators with 45 locations in 12 cities and 9 countries including Australia, Singapore, Malaysia, Hong Kong, Thailand, Philippines, Taiwan, Vietnam and Japan.

Unlike other flexible workspace operators, The Flexi Group takes an asset-light approach to its real estate ventures, partnering with landlords on joint ventures instead of leasing office space and taking on potentially significant financial obligations under rental agreements. By partnering with The Flexi Group, landlords can offer increased flexibility to tenants, as well as improve greater building engagement by offering them access to events, agile work solutions and bookable meeting and event spaces.

The Flexi Group’s multi-brand for a multi-demographic approach is unusual in the industry and creates the opportunity to partner with landlords across a variety of asset classes with differentiated pricing, building, location, and office size preferences, thus allowing each brand to grow strategically across the globe.

Following the business combination, The Flexi Group plans to embark on a consolidation strategy across APAC into North America, UAE and Europe.

Transaction Overview

The definitive business combination agreement reflects an implied pro forma enterprise value of $205 million. Marshall & Stevens Transaction Advisory Services LLC rendered an independent fairness opinion as to the fairness of the consideration from a financial point of view.

The transaction, which has been unanimously approved by the Boards of Directors of The Flexi Group and TGVC, is subject to approval by TGVC’s and The Flexi Group’s shareholders. Completion of the transaction is also subject to customary closing conditions, including that TGVC hold net tangible assets of at least $5,000,001 immediately prior to closing, net of redemptions and liabilities (including TGVC’s transaction expenses).

Additional information about the proposed transaction, including a copy of the business combination agreement, will be available in a Current Report on Form 8-K to be filed by TGVC with the U.S. Securities and Exchange Commission (the “SEC”) and at www.sec.gov.

Webcast and Presentation Information

TGVC, along with the management of The Flexi Group, plans to hold a webcast to discuss The Flexi Group business model and opportunity after the filing of the related Registration Statement on Form F-4, which is expected to occur in early 2023. The webcast, detailed investor presentation, and all other materials presented during the webcast will be available on TGVC’s website at https://tgventureacquisition.com. Additionally, TGVC will file the investor presentation with the SEC as an exhibit to a Current Report on Form 8-K, which will be available on the SEC’s website at www.sec.gov.

Advisors

ARC Group Limited is serving as exclusive financial advisor to The Flexi Group, with Lucosky Brookman LLP and Conyers Dill & Pearman serving as legal counsel to The Flexi Group. TriPoint Capital Management, LLC is serving as advisor to TGVC, Marshall & Stevens Transaction Advisory Services LLC is serving as financial advisor to TGVC, with DLA Piper LLP (US) and Ogier LLP serving as legal counsel to TGVC.

About TG Venture Acquisition Corp.

TG Venture Acquisition Corp. is a blank check company led by Chairman and Chief Executive Officer Patrick Tsang, along with CFO Philip Rettger and directors Michael Alexander, Komal Ahmed and Jason Cheng Yuen Ma. TGVC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. TGVC focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations.

About Tsangs Group

Tsangs Group is an innovation-focused global family office that bridges East and West. Tsangs Group’s mission is to invest in global opportunities that allow it to exert positive influence and drive positive impact in Hong Kong, Asia and beyond. Headquartered in Hong Kong, Tsangs Group has direct investments across the world, and seeks out positive impact investments that reflect its values of innovation, sustainability, and togetherness. Tsangs Group’s strategy is opportunistic and both sector and location agnostic. From fintech to entertainment to space travel, Tsangs Group is always investigating, analyzing, and supporting the cutting edge of global innovation and development. For more information, please visit: www.tsangsgroup.co.

Additional Information

This press release relates to a proposed transaction between The Flexi Group and TGVC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, TGVC, The Flexi Group or a successor entity thereof intend to file relevant materials, including a registration statement on Form F-4, with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TGVC and The Flexi Group. The Flexi Group, TGVC or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of The Flexi Group and TGVC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp, 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd., Wisma UOA II, Penthouse 16-1 Level 16, No.6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by The Flexi Group, TGVC or a successor entity thereof, which will include the proxy statement of TGVC.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. These forward-looking statements include the statements regarding the expected timing for completion of the proposed transaction, The Flexi Group’s intentions to embark on a consolidation strategy, and Flexi’s projected revenues. All forward-looking statements are based on TGVC’s and The Flexi Group’s current expectations and beliefs concerning future developments and their potential effects on TGVC, The Flexi Group or any successor entity thereof. Forward-looking statements are based on various assumptions, whether or not identified in this press release, and are subject to risks and uncertainties. These forward-looking statements are not intended to serve as a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statement in this press release, including but not limited to: (i) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by TGVC’s shareholders, the satisfaction of the minimum trust account amount following any redemptions by TGVC’s public shareholders, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iii) the effect of the announcement or pendency of the transaction on The Flexi Group’s business relationships, operating results and business generally, (iv) risks that the transaction disrupts current plans and operations of The Flexi Group, (v) the outcome of any legal proceedings that may be instituted against The Flexi Group or TGVC related to the business combination agreement or the proposed transaction, (vi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (vii) the risk that The Flexi Group and its current and future collaborators are unable to successfully develop and commercialize The Flexi Group’s products or services, or experience significant delays in doing so, (viii) the risk that The Flexi Group may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, and (ix) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by TGVC, The Flexi Group and/or or any successor entity thereof from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and The Flexi Group and TGVC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

The Flexi Group

Dominique Backhouse

dominique@companioncommunications.com

Chris Edwards
chris.edwards@theflexigroup.com

TG Venture Acquisition Corp.

Tsangs Group

Azumi Ashley

Azumi.ashley@tsangsgroup.co

Kevin Lip

Kevin.lip@tsangsgroup.co

II.	Tsangs Group Social Media Posts

The text of the press release linked in the social media post appears above under Section I.

The text of the press release linked in the social media post appears above under Section I.

III.	Patrick P.L. Tsang Social Media Posts

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Chairman at Tsangs Group | Think Global. Be Local | Podcast Host "Anyt...
19h ·

I am pleased to announce that TG Venture Acquisition Corp., our special purpose acquisition company and The Flexi Group Holdings Ltd., one of APAC's largest operators of flexible workspace, have entered into a definitive business combination agreement that will result in The Flexi Group becoming a publicly traded company.

Read More: https://lnkd.in/dcySVXHU

Important information regarding the TG Venture Acquisition Corp. /Flexi Group transaction, participants in solicitation and non-solicitation:
https://lnkd.in/dnbXfmA8

Tsangs Group #SPAC #IPO #flexigroup #merger #tsangsgroup

Quentin Luk, FMVA® and 62 others · 17 comments · 2 reposts

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Well done, Patrick! 🚀👏
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The text of the press release linked in the social media post appears above under Section I.

The text of the press release linked in the social media post appears above under Section I.

The text of the press release linked in the social media post appears above under Section I.

Additional Information and Where to Find It

This communication relates to a proposed transaction between The Flexi Group Holdings Ltd. (“The Flexi Group” or the “Company”)- and TG Venture Acquisition Corp. (“TGVC”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, TGVC, The Flexi Group and/or a successor entity thereof intend to file relevant materials with the SEC, including a registration statement on Form F-4, with the SEC, which will include a document that serves as a prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all TGVC and Company shareholders. The Flexi Group, TGVC and/or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of The Flexi Group and TGVC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp, 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd., Wisma UOA II, Penthouse 16-1 Level 16, No.6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by The Flexi Group, TGVC or any successor entity thereof, which will include the proxy statement of TGVC.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.